Höganäs

Date/Datum 28 May 2008

Our ref./Unser Zeichen /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

08003079

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance

RECEIVED
2008 JUN 10 A 5:13

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
JUN 11 2008
THOMSON REUTERS

Encl. Press release – President Region Europe

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00

Telefax +46 42 33 83 60

Telex 72368 HBADMS

PRESS RELEASE

Höganäs AB: Mikael Carleson appointed as President - Region Europe

Höganäs AB today announces that Mikael Carleson will join Höganäs as President for the European operations with effect 1 September, 2008. He brings a substantial track record from sales, marketing, finance, manufacturing and general management. He has been engaged in industrial as well as service business in Process and Food industries in all four corners of the world. Mr Carleson comes from Alfa Laval AB where he has been running the global Parts & Services Business with a turnover of around 300 M€ and with a dedicated staff of around 1200 people. Mr Carleson has, on top of his vast experience in international business, extensive strategic, analytical and leadership skills. Mr Carleson will also be a member of the Höganäs Group Management.

Commenting on the appointment, Alrik Danielson, Chief Executive Officer of Höganäs AB, said: "I am extremely happy that Mikael has chosen to join Höganäs. He brings with him all the skill sets required to take Höganäs on to the next level in Region Europe. Mikael will also strengthen the Group Management with his talent and competence."

Mikael Carleson commented: "I am really pleased to join Höganäs being a successful industrial jewel and leader in its field. I am really excited with the prospect of, together with the rest of the team, building a successful and profitable future for the European operations."

Enquiries:

HÖGANÄS AB (publ)
Alrik Danielson
President & Chief Executive Officer

Anders Andersson
Human Resources Director

Höganäs AB (publ)
Corporate Communications

Höganäs, Sweden, 28 May 2008

END

This is information that Höganäs AB (publ) may be obligated to make public according to the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 14.00 on 28 May 2008.